15046155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Mierwinski, Corporate Controller, Harbor Capital Advisors, Inc. (312) 443-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anmarie S. Kolinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBIN R HORN
Notary Public - State of Illinois
My Commission Expires May 23, 2016

Anmarie S. Kolinski

Signature

Anmarie S. Kolinski

Executive Vice President and Treasurer

Title

Robin R. Horn

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, AND OTHER INFORMATION

Harbor Funds Distributors, Inc.
Year Ended December 31, 2014
With Reports of Independent Registered Public Accounting Firm

Financial Statements, Supplemental Information, and Other Information

Harbor Funds Distributors, Inc.
Year Ended December 31, 2014
With Reports of Independent Registered Public Accounting Firm

Harbor Funds Distributors, Inc.

Financial Statements, Supplemental Information, and Other Information

Year Ended December 31, 2014

Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 18, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 5,511,356
12b-1 fees receivable	1,897,020
State income tax receivable	16,210
Federal income tax receivable	5,000
Prepaid expenses and other assets	159,535
Deferred tax asset	11,000
Total assets	$ 7,600,121
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 33,248
Accrued 12b-1 fees	2,042,009
Total liabilities	2,075,257
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,657,591
Retained earnings	1,867,263
Total stockholder's equity	5,524,864
Total liabilities and stockholder's equity	$ 7,600,121

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Income

Year Ended December 31, 2014

Revenues	
Fees – 12b-1	$ 27,225,462
Dividend income	4,466
Total revenues	27,229,928
Expenses	
Fees – 12b-1	26,789,160
Filing fees	185,919
Other	155,107
Total expenses	27,130,186
Income before provision for income taxes	99,742
Provision for income taxes – current	41,600
Provision for income taxes – deferred	2,000
Total provision for income taxes	43,600
Net income	$ 56,142

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2013	$ 10	$ 3,157,591	$ 1,811,121	$ 4,968,722
Net income	–	–	56,142	56,142
Capital contribution	–	500,000	–	500,000
Balance at December 31, 2014	$ 10	$ 3,657,591	$ 1,867,263	$ 5,524,864

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities	
Net income	$ 56,142
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	2,000
Changes in operating assets and liabilities:	
12b-1 fees receivable	544,517
State income tax receivable	1,584
Federal income taxes receivable	(10,000)
Prepaid expenses and other assets	(13,517)
Due to affiliates	3,155
Accrued 12b-1 fees	(544,207)
Net cash provided by operating activities	39,674
Financing activities	
Capital contribution	500,000
Net increase in cash and cash equivalents	539,674
Cash and cash equivalents at beginning of year	4,971,682
Cash and cash equivalents at end of year	$ 5,511,356
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 50,416

See accompanying notes to financial statements.

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and serves as the principal distributor of Harbor Funds where Harbor Capital serves as the investment adviser.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to Financial Accounting Standards Board Accounting Standard Codification 820, *Fair Value Measurements and Disclosures* (ASC 820). At December 31, 2014, cash and cash equivalents included approximately $5,486,267 invested in the Harbor Money Market Fund.

12b-1 Fees Receivable

The Company's due from Harbor Funds balance is related to 12b-1 fees earned from Harbor Funds, a series of publicly offered U.S. mutual funds.

Due To Affiliates

The Company's due to affiliates is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

2. Significant Accounting Policies (continued)

Revenue Recognition

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses for those funds. The fee is 25 basis points on average daily net assets under management in the Administrative and Investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders on behalf of the Company. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third party. Such expenses are recognized when incurred.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holding, Inc. (RUSHI), the parent of Harbor Capital, along with certain other direct subsidiaries of RUSHI. Harbor Capital and RUSHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of RUSHI. Amounts accrued are remitted to RUSHI periodically. For financial reporting purposes, the Company calculates its income tax provision on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

The Company has entered into an expense-sharing agreement with Harbor Capital. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who at any time perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company made federal tax payments of $40,000 to RUSHI during 2014, and has recorded a current federal income tax receivable from RUSHI of $5,000 as of December 31, 2014, under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. At December 31, 2014, under these rules, the Company's minimum required net capital was $138,351, resulting in the Company having excess net capital of $3,188,023. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

Dividend payments and other equity withdrawals may be subject to certain notification and other provisions of the SEC net capital rules.

5. Income Taxes

The difference between the provision for income taxes for the year ended December 31, 2014, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit).

The deferred tax asset of $11,000 relates to accrued professional fees.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense related to uncertain tax positions, including any interest and penalties, was recorded in 2014, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the consolidated statements of income. Prior tax years remain subject to examination by various state, local and federal tax authorities within the U.S.

6. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through the date the financial statements were issued that would have materially affected the financial statements or disclosures as of December 31, 2014.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2014

NET CAPITAL:		
Total stockholder's equity		$ 5,524,864
Less non-allowable assets:		
12b-1 fees receivable	$ 1,897,020	
State income tax receivable	16,210	
Federal income tax receivable	5,000	
Prepaid expenses and other assets	159,535	
Deferred tax asset	11,000	
Total non-allowable assets		2,088,765
Net capital before haircuts on securities		3,436,099
Less haircuts on securities (2% of money market funds)		109,725
NET CAPITAL		3,326,374
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		138,351
EXCESS NET CAPITAL		$ 3,188,023
NET CAPITAL LESS GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% of $25,000		$ 3,118,848
AGGREGATE INDEBTEDNESS:		
Total liabilities from statement of financial condition		$ 2,075,257
Total aggregate indebtedness		$ 2,075,257
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		62.39%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Form X-17a-5 as of December 31, 2014.

Harbor Funds Distributors, Inc.
Computation for Determination of Reserve Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

Harbor Funds Distributors, Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

Other Information

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Harbor Funds Distributors, Inc.'s Exemption Report (the Exemption Report), in which (1) Harbor Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 18, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Harbor Funds Distributors, Inc.
Exemption Report

Harbor Funds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year from January 1, 2014 to December 31, 2014 without exception.

Harbor Funds Distributors, Inc.

I, Anmarie S. Kolinski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Anmarie S. Kolinski

Executive Vice President and Treasurer, Harbor Funds Distributors, Inc.

February 18, 2015